# FMI FUNDS

Dear Fellow FMI Funds Shareholders:

For the year ended December 31, 2006, the FMI Provident Trust Strategy Fund is the only Fund with earned income from the following types of government securities:

| | |
|---|---|
| Federal Home Loan Bank | 23.53% |
| Federal Home Loan Mortgage Corp. | 4.94% |
| Federal National Mortgage Association | 3.34% |
| U.S. Treasury Bills | 2.32% |

For residents of Massachusetts the amount of the capital gain distributions from assets held for more than one year can be determined by multiplying the amount in Box 2a, Form 1099-DIV by:

| | 1-2 years | 2-3 years | 3-4 years | 4-5 years | 5-6 years | 6 or more years |
|---|---|---|---|---|---|---|
| FMI Common Stock Fund | 26.84% | 44.75% | 11.38% | 2.90% | 4.82% | 9.31% |
| FMI Focus Fund | 23.89% | 32.15% | 26.62% | 12.23% | 5.11% | None |
| FMI Large Cap Fund | 75.19% | 14.00% | 10.81% | None | None | None |
| FMI Provident Trust Strategy Fund | 72.00% | 13.59% | 14.41% | None | None | None |

This information is provided for your convenience in preparing your tax returns. To determine the amount, if any, that is exempt from taxation in **your state of residence**, please consult your tax adviser.

DST Output Item #538899